TEXAS VENTURES ACQUISITION III CORP

5090 Richmond Ave, Suite 319

Houston, Texas 77056

April 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Eric McPhee
Isaac Esquivel
Stacie Gorman
Pam Long

Re:	Texas Ventures Acquisition III Corp
Registration Statement on Form S-1
Filed April 4, 2025, as amended File No. 333-284793

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Texas Ventures Acquisition III Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Monday, April 21, 2025 or as soon as thereafter practicable.

Very truly yours,

/s/ E. Scott Crist
E. Scott Crist
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP